1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            ☐  Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

SPIL Board of Directors unanimously re-elects Mr. Bough Lin as Chairman and announces dividend record date

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: June 30, 2011

Taichung, Taiwan, June 30, 2011– Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors, at which the following major resolutions were adopted:

1. The Board of Directors unanimously re-elects Mr. Bough Lin as Chairman.

2. SPIL Board of Directors also announces cash dividend record date:

Taiwan Common Shares:

Ex-dividend Date: July 18, 2011;

Record Date: July 24, 2011;

Book closure Period: July 20, 2011 to July 24, 2011.

American Depositary Shares:

Ex-dividend Date: July 18, 2011;

Record Date: July 20, 2011.

Cash Dividend: NT$ 1.62 per Common Share;

Payment date: Aug 11, 2011.

For ADRs inquires, please contact Citibank Depositary Services.

Toll Free: 1-877-248-4237

Outside USA: 1-781-575-4555

Email : Citibank@shareholders-online.com

Or Ms. Emi Mak : 1-212-816-6693

Email : emi.p.mak@citi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: June 30, 2011	By: /s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer